Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260

Janice A. Dobbs
Corporate Secretary
Direct Phone: 405/552-7844
Direct Fax: 405/552-8171
Email: janice.dobbs@dvn.com
October 3, 2007

Via EDGAR and
Facsimile No. 202-772-9220
Division of Corporation Finance
Mellissa Campbell Duru
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Devon Energy Corporation
Definitive 14A
Filed April 27, 2007
File No. 001- 32318
Dear Ms. Duru:
This letter responds to the staff’s comment letter of August 21, 2007, regarding the Definitive 14A, filed April 27, 2007 (File No. 001-32318).
Director Compensation for the Year Ended December 31, 2006, page 12
SEC Comment
1.	Revise to specify the aggregate grant date fair value of the awards made in fiscal 2006. See Items 402(k)(2)(iii) and (iv) of Regulation S-K.
Response
The requested disclosure will be included in future filings.

U.S. Securities and Exchange Commission
October 3, 2007

Compensation Discussion and Analysis, page 19
SEC Comment
2.	Please revise your disclosure to provide an analysis regarding how material decisions regarding compensation for each of the named executive officers are made. For example, provide analysis of how the compensation committee’s consideration of the bullet points listed under the heading “Pay for Performance resulted in the incentive awards to each of the named executive officers during the last fiscal year. Please see Item 402(b)(2)(vii) of Regulation S-K and Instruction 1 to Item 402(b). Additionally, rather than stating that you “[g]enerallly try to reward executives with incentive pay when [you] are ‘successful’...,” discuss what constitutes success and explain how that success determined the levels of compensation awarded during a given year to the named executive officers. To the extent awards are made outside of the “general” circumstances you reference, discuss this fact and address any discretion the compensation committee exercises with respect to such rewards. See Item 402(b)(2)(vi) of Regulation S-K.
Response
In preparing the 2006 Proxy Statement, the Company followed the SEC’s guidance regarding Compensation Discussion and Analysis (“CD&A”) as set forth in Release 8732A at Section II.B.1. This guidance provides that, although the CD&A should be sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers where appropriate, where policies or decisions are materially similar, named executive officers can be grouped together.
The Company respectfully submits that, where there were material differences in the way decisions were made regarding compensation for individual named executive officers, the 2006 Proxy Statement generally identified such material differences appropriately. In preparing the 2006 Proxy Statement, the Company was cognizant of the requirement to discuss material differences amongst its named executive officers, and therefore included those differences it felt were material. Examples of such disclosures include the following:
•	the discussion under the caption “Compensation Weighted Toward Incentive Pay,” which addresses the different percentages of total direct compensation, for the Chief Executive Officer and for the other named executive officers, that was at risk against performance goals;

•	the discussion of the compensation committee’s process for reviewing and determining annually the Chief Executive Officer’s base salary, in the second full paragraph under the caption “Base Salary;”

•	the discussion of how the Chief Executive Officer’s and the other named executive officers’ base salaries compare to the market medians, also in the “Base Salary” section; and

•	the discussion of the compensation committee’s process for determining the amount of the Chief Executive Officer’s annual bonus for 2006, in the last paragraph under the caption “Annual Incentive Plan.”

U.S. Securities and Exchange Commission
October 3, 2007

The Company notes that the Staff’s comment 4, discussed below, also asks for greater detail regarding material differences in compensation policies and decisions for specified named executive officers. As noted more fully in our response to comment 4, the Company intends to provide additional detail regarding the differences noted by the Staff in comment 4, to the extent applicable in future filings. Further, the Company will endeavor, in future filings, to identify and discuss material differences in compensation policies and decisions for individual named executive officers where appropriate.
Also in response to the Staff’s comments, to the extent the Company uses the term “success” in future filings in the context cited in the Staff’s comment, the Company will clarify the meaning of such term. In addition, in future filings the Company will provide discussion, where material, of awards made outside of the “general” circumstances referenced in the comment.
SEC Comment
3.	Please disclose what is meant by your reference to the “cyclical nature” of this business and why and how this would impact compensation awarded.
Response
To the extent the Company includes a reference to the cyclical nature of its business in future filings, such disclosure will explain what is meant by such reference and why and how the cyclical nature of the business impacts compensation awarded.
SEC Comment
4.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. We refer you to Section II.B.1 of Commission Release 8’.32A. Please supplement your disclosure to discuss the discrepancies in type and amount of compensation awarded to the named executive officers. For example,
a.	identify the reasons for the significant gap in total compensation recorded with respect to the chief executive officer and other currently employed executive officers;

b.	explain, by discussion and analysis of specific and/or unique duties performed by your president or his achievements during the fiscal year, why his compensation is significantly higher than the other named executive officers and any material factors the compensation committee considers in structuring his total compensation relative to that of the chief executive officer;

c.	disclose how the base salary component paid to Mr. Healy was structured, giving consideration to his current position as vice-president and acting chief financial officer; and

d.	explain why the post-termination benefits to Mr. Healy, pursuant to the terms of his severance agreement, are less than or subject to less favorable terms than those that may be provided to executives who are party to an employment agreement as disclosed on pages 43-44.

U.S. Securities and Exchange Commission
October 3, 2007

Response
As noted in our response to comment 2, in preparing the 2006 Proxy Statement, the Company followed the SEC’s guidance regarding CD&A as set forth in Release 8732A at Section II.B.1. As discussed in greater detail in our response to comment 2 above, where there were material differences in the way in which decisions were made regarding compensation for individual named executive officers, the Company believes the 2006 Proxy Statement appropriately identified and discussed such material differences. Further, as noted in our response to comment 2 above, the Company will endeavor, in future filings, to identify and discuss material differences in compensation policies and decisions for individual named executive officers where appropriate.
In response to the specific items noted by the Staff:
a. In future filings, to the extent applicable, the Company will provide additional detail regarding the reasons for the significant gap in total compensation recorded with respect to the Chief Executive Officer and other currently employed executives. Such reasons may include, by way of example only, factors such as the Chief Executive Officer’s seniority, long tenure with the Company, status as a founder of the Company, level of compensation in comparison to levels for comparable officers at similar companies, and greater influence over and responsibility for the entire organization (as opposed to a distinct division/function), as well as other factors contributing to the discrepancy in compensation, such as the relatively large increase in pension benefit for the Chief Executive Officer in 2006 as compared to the other named executive officers, which reflects both his long tenure with the Company and his comparatively higher compensation.
b. In future filings, to the extent applicable, the Company will provide additional detail regarding the reasons why the compensation of the President is significantly higher than other named executive officers and any material factors the compensation committee considers in structuring his total compensation relative to that of the Chief Executive Officer. Such reasons may include, by way of example only, factors such as the President’s seniority, experience and stature in the industry, reporting relationship to the Chief Executive Officer, level of compensation in comparison to levels for comparable officers at similar companies, and greater influence over and responsibility for the entire organization (as opposed to a distinct division/function), as well as other factors contributing to the discrepancy in compensation.
c. and d. In future filings, to the extent applicable, the Company will provide some additional detail regarding Mr. Heatly’s compensation. By way of background for the Staff’s information, just prior to the end of the fiscal year, the Company’s Chief Financial Officer (Mr. Jennings) was terminated. Mr. Heatly, the Company’s vice president of accounting, therefore was deemed the principal financial officer at the end of the year and was included in the group of named executive officers solely because of his designation as the Company’s principal financial officer (and not because he was one of the most highly paid executive officers). Mr. Heatly was not a senior executive officer in 2006, and his compensation arrangements, including his post-termination benefits, are therefore more in line with non-senior executive officers.

U.S. Securities and Exchange Commission
October 3, 2007

Base Salary, page 21
SEC Comment
5.	Please include in your discussion of base salary determinations an analysis of how the “scope of responsibility...experience...leadership” and the other factors listed on page 22 resulted in the actual base salary awarded to each named executive officer during the fiscal year. Refer to Item 402(b)(1)(v) of Regulation S-K.
Response
As noted in our responses to comments 2 and 4, in preparing the 2006 Proxy Statement, the Company followed the SEC’s guidance regarding CD&A as set forth in Release 8732A at Section II.B.1. As discussed in greater detail above in our response to comment 2, where there were material differences in the way in which decisions were made regarding compensation for individual named executive officers, the Company believes the 2006 Proxy Statement appropriately identified and discussed such material differences. By way of example only, see the discussion of the compensation committee’s process for reviewing and determining annually the Chief Executive Officer’s base salary, in the second full paragraph under the caption “Base Salary,” and the discussion of how the Chief Executive Officer’s and the other named executive officers’ base salaries compare to the market medians, also in that section.
Further, the Company notes that the primary factor in setting base salary levels for named executive officers is a comparison to comparable salary levels for comparable officers at similar companies with whom the Company competes for talent. Although, as explained in the 2006 Proxy Statement, the base salary level may be adjusted from the level determined by reference to competitive levels on account of other relevant factors, normally competitive salary levels in the market are the material factor in determining base salary levels. In that sense, the analysis for the named executive officers is materially similar.
As noted above in our response to comment 4, in future filings, to the extent applicable, the Company will endeavor to identify and discuss material differences in the factors considered, and the application of such factors, by the compensation committee in setting the base salaries for individual named executive officers.
Annual Incentive Plan, page 22
SEC Comment
6.	You disclose that specific targets and maximum award levels are not assigned, but you also indicate that an executive’s contribution to meeting “specific financial and other key goals” established for the company are considered in determining incentive awards. Moreover, you state that although the approach to annual incentives is “not strictly formulaic, it is highly structured...” You also disclose that an executive’s performance is rated against approved goals. Your disclosure suggests that specific quantitative targets as well as other factors are considered. Please revise to disclose all quantitative and qualitative targets both on an aggregate basis and with respect to each individual officer’s contribution, as measured or determined by the committee during the last fiscal year. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K,

U.S. Securities and Exchange Commission
October 3, 2007

please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also disclose how difficult it will be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.
Response
As an initial matter, the Company notes that, although the Staff’s comment states that the Company should disclose “all quantitative and qualitative targets,” the applicable rules require the Company to explain all “material elements” of the named executive officers’ compensation, including how the Company determines the amount (and, where applicable, the formula) for each element to pay.  See Item 402(b)(1)(v).  Item 402(b)(2) sets forth an illustrative list of topics that should be considered for inclusion in the CD&A, if relevant and material, but it does not constitute a list of mandatory topics. The list of non-mandatory, illustrative topics in Item 402(b) includes the “specific items of corporate performance” taken into account in setting compensation. See Item 402(b)(2)(v).  The Company respectfully submits that Item 402(b) requires a discussion and analysis of the material factors necessary to an understanding of the compensation awarded (in this case, the annual bonus). Item 402(b) does not necessarily require disclosure of specific performance targets, if such specific performance targets are not material to an understanding of the compensation awarded.
In preparing the 2006 Proxy Statement, the Company carefully considered the requirements of Item 402(b) and whether a discussion of specific performance targets would be material to an understanding of the annual bonus awards and the compensation committee’s process for determining such awards. Based on its consideration of these requirements, the Company determined, and continues to believe, that the specific performance targets are not material to an investor’s understanding of the 2006 annual bonus program, given the flexible, non-formulaic nature of the bonus program. Rather, the Company believes the material information to be conveyed to investors is the nature of the goals generally and how the Company performed, qualitatively, against those goals.  The existing disclosure in the 2006 Proxy Statement includes such disclosure.
The Company’s conclusion that disclosure of specific performance targets is not required is supported by the following:
•	Corporate performance goals are established for the Company prior to the beginning of the year by senior management and are approved by the Board of Directors. These goals are established to focus the attention and energy of the Company’s employees generally, including its senior executives, on a wide variety of quantitative and qualitative performance goals deemed important to enhancing the Company’s long-term value. Examples of these goals include increased production volumes, improvements in finding and development costs, property acquisition goals, and environmental, health and safety performance.

•	The annual performance goals are set outside of the compensation committee’s executive compensation process. These goals serve as measures against which overall Company performance is compared and are not part of any pre-set formula for calculating year-end bonuses. There are typically a large number of specific performance goals (in fiscal 2006, there were 24 separate performance goals).

U.S. Securities and Exchange Commission
October 3, 2007

•	The annual bonus program is not formulaic — there is no “target bonus amount” set at the beginning of the year for the named executive officers, nor any formula that correlates specified levels of corporate performance to specified bonus amounts. In other words, there is no pre-established formula stating that performance at a specified level translates to a bonus at a specified level.

•	Instead, at the end of the year, the compensation committee is vested with discretion to determine an appropriate bonus amount for each named executive officer based on those factors and considerations deemed relevant by the compensation committee. In determining what bonuses to pay, the compensation committee considers, among other factors and considerations, company performance during the year, including the company’s performance as compared to the quantitative and qualitative goals set at the beginning of the year. In addition to the company’s performance against goals, the compensation committee also considers extenuating circumstances, extraordinary events, unanticipated developments, and other relevant factors. After considering all of these factors, the compensation committee applies its judgment to make a non-formulaic determination of the appropriate amount of bonus for each named executive officer.

•	Because the compensation committee uses a flexible, discretionary approach to determining the annual bonus amounts, as opposed to a formula or mathematical approach, the Company does not believe it is material for investors to know the specific performance targets and actual company performance level, since those numbers are not plugged into any formula to determine the bonus amounts.

•	The large number of corporate performance goals (approximately 24 individual quantitative and qualitative goals in 2006) tends to make the specific quantitative measure attached to a particular goal immaterial. Moreover, a lengthy discussion of the details regarding all of the various performance goals and specific target levels would result in an overly detailed, dense discussion that would not be helpful to investors.
For the foregoing reasons, the Company believes its existing disclosure in the 2006 Proxy Statement includes an appropriate discussion of the material elements of the Company’s annual incentive plan. The existing disclosure describes the key categories of performance goals, both quantitative and qualitative, including a description of many of the individual performance areas. The existing disclosure also describes, in a qualitative manner, the Company’s actual performance as compared to these performance goals (e.g., noting that certain specified goals were “substantially met,” and stating that “more progress was needed” on other goals). In the Company’s view, this description of the process used, and the specific analysis conducted, by the compensation committee in determining 2006 bonuses provides investors with the material information necessary to understand how the 2006 bonuses were determined. Disclosure of specific performance targets would not appreciably improve the usefulness of the existing disclosure.
In addition, the Company believes that it would not be required to disclose certain of the performance targets based on the exception set forth in Instruction 4 to Item 402(b), because such disclosure would cause competitive harm for the Company. However, because the Company does not believe such disclosure is required on the grounds of materiality, as described above, the Company does not set forth herein the reasons it believes would entitle it to rely on the competitive harm exception.

U.S. Securities and Exchange Commission
October 3, 2007

Annual Incentive Plan, page 22
SEC Comment
7.	You disclose that in the company’s annual goal-setting process, management sets and the Board approves objective annual targets for your performance along with subjective goals. Please revise your disclosure to identify, if applicable, all targets established for 2007. Please also address any other actions regarding executive compensation that were taken after the end of your last fiscal year. Please see Instruction 2 to Item 402(b) of Regulation S-K. As noted in our prior comment, if you believe that disclosure of the information is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also disclose how difficult it will be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.
Response
The Company respectfully submits that Item 402(b) and Instruction 2 thereto, when read together in their entirety, should not, in normal circumstances, be read to require disclosure of performance targets in respect of the current fiscal year (i.e., the fiscal year in progress at the time the proxy statement is published). Although, as the Staff notes, there is a single, stand-alone sentence in Instruction 2 to Item 402(b) which states that the CD&A should cover actions taken after the end of the fiscal year, the Company respectfully submits that that sentence must be read in its proper context, in conjunction with other statements in Item 402(b) and Instruction 2 thereto which direct that the content of the CD&A generally be limited to the fiscal year covered by the Summary Compensation Table (i.e., the last completed fiscal year).
For example, the first sentence of Item 402(b) states that the CD&A should “[d]iscuss the compensation awarded to, earned by or paid to the named executive officers.” This requirement does not appear on its face to cover the establishment of performance targets at the beginning of a year, since that event does not appear to constitute compensation being awarded to, earned by, or paid to a named executive officer. Further, the first sentence of Instruction 2 to Item 402(b) states that the CD&A should be of the information contained in the tables and otherwise disclosed pursuant to Item 402. Since the tables called for by Item 402 do not include information regarding the current fiscal year, this sentence would appear to limit the CD&A generally to the compensation awarded, earned or paid in the last fiscal year. Finally, the stand-alone sentence in Instruction 2 noted above must be read in the context of the sentence that follows it, which describes some fairly limited examples of post-year-end actions that might require discussion in the CD&A, to wit, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps taken that could affect a fair understanding of the named executive officers’ compensation for the last fiscal year.
In light of these statements, the Company believes Item 402(b) and Instruction 2 should be interpreted to require disclosure about current fiscal year actions only if such disclosure would be necessary to give readers a fair understanding of the named executive officers’ compensation for the last completed fiscal year. The Company does not believe that Item 402(b) and Instruction 2 should be read to require disclosure of all actions taken after year-end, including, in most cases, the adoption of performance targets for the current fiscal year, especially where such targets are materially consistent with the nature of the performance goals and targets used in the prior fiscal year.

U.S. Securities and Exchange Commission
October 3, 2007

Finally, in response to one of the Staff’s specific comments, the Company confirms that there were no actions taken after the end of the fiscal year regarding compensation of the named executive officers that were material and/or could affect a fair understanding of the named executive officers’ compensation for the last fiscal year.
SEC Comment
8.	Please include in your disclosure an analysis of the key factors considered and any discretion exercised by the compensation committee. For example, rather than stating that the committee believed the company performed “extraordinary well” with respect to property acquisitions, provide context to your disclosure by indicating why the committee deemed last year’s performance as “extraordinary” with respect to such acquisitions relative to prior years. See generally Instruction 2 to Item 402(b) of Regulation S-K. In addition, we note that the committee determined that the executive officers had contributed “in ways that were meaningful and appropriate” for his or her function. Please revise to explain how the acquisitions and any other relevant factors were considered for each named executive officer in determining the bonus awarded. Disclose the respective contributions of each named executive officer and how such contributions impacted the compensation awarded. See Item 402(b)(2)(vii) of Regulation S-K.
Response
As noted in our responses to comments 2, 4, and 5, in preparing the 2006 Proxy Statement, the Company followed the SEC’s guidance regarding CD&A as set forth in Release 8732A at Section II.B.1. As discussed in greater detail in our response to comment 2 above, where there were material differences in the way in which decisions were made regarding compensation for individual named executive officers, the Company believes the 2006 Proxy Statement appropriately identified and discussed such material differences. By way of example only, see the discussion under the caption “Compensation Weighted Toward Incentive Pay,” which addresses the different percentages of total direct compensation, for the Chief Executive Officer and for the other named executive officers, that was at risk against performance goals, as well as the discussion of how the Chief Executive Officer’s and the other named executive officers’ base salaries compare to the market medians.
In response to the Staff’s specific comments:
•	The Company respectfully submits that the 2006 Proxy Statement does, in fact, include detailed and specific disclosure regarding the acquisitions and high-impact projects referred to in the discussion of the determination of the annual bonuses. See, for example, the discussion in the fourth paragraph under “Annual Incentive Plan,” which describes, among other things, the Kaskida discovery, the Chief Holdings acquisition, and other specific accomplishments. Further, the Company believes that performance with respect to acquisitions in prior years is not relevant to a discussion of performance in, and compensation for, the year covered by the CD&A.

•	Regarding the Staff’s comment about the discussion of the leadership of each named executive officer, the Company will, in future filings, include, as applicable, disclosure regarding material differences in compensation decisions for individual named executive officers where appropriate.

U.S. Securities and Exchange Commission
October 3, 2007

2006 Long-Term Incentive Awards, page 24
SEC Comment
9.	Please provide an explanation of the discrepancy in awards made to Messrs. Nichols and Richels. Additionally, explain why the awards made in 2005 were “significantly” below the 75th percentile of long-term incentive paid to comparable executives and comparison companies. Moreover, please clarify whether awards made for fiscal 2006 were principally determined based on (1) reference to accomplishment of the current year’s goals, (2) based on a consideration of the apparent shortfall from target payment made in 2005, or (3) both. Please see Instruction 2 to Item 402(b) of Regulation S-K.
Response
The Company advises the Staff that, while the compensation committee generally strives to follow a philosophy of providing named executive officers with the opportunity to earn long-term incentives at or near the 75th percentile of long-term incentives paid to comparable executives at comparison companies, that benchmark is used more as a reference than a guarantee. There may be circumstances where the long-term incentives are above or below the 75th percentile. This divergence may be caused by a number of factors, including that the compensation committee cannot forecast the level of long-term incentives to be awarded by all of the comparison companies in a coming year at the time it makes awards for the named executive officers, as well as unanticipated changes in the market value of the Company’s securities, which can affect the value of the long-term incentive awards. Further, the compensation committee may consider factors in addition to the comparison company data, such as the cost of the long-term incentives to the Company, the value of prior long-term awards, and internal pay equity.
In response to the Staff’s comment, the Company advises the Staff that Messrs. Nichols’ and Richels’ long-term incentive awards in 2005 were below the 75th percentile of long-term incentives paid to comparable executives at comparison companies primarily because the compensation committee had incomplete data regarding the long-term incentives awarded at comparison companies at the time it made the 2005 awards; the complete data ultimately revealed that Messrs. Nichols’ and Richels’ awards were below the targeted levels.
Further, the Company advises the Staff that the awards made for fiscal 2006 were determined based primarily on the compensation committee’s desire to provide an incentive for superior future performance, as well as to provide Messrs. Nichols and Richels with the opportunity to earn long-term incentives at or near the 75th percentile of long-term incentives paid to comparable executives at comparison companies, consistent with the general philosophy of the compensation committee.
The Company will endeavor, in future filings, to identify and discuss material differences in compensation policies and decisions for individual named executive officers where appropriate.

U.S. Securities and Exchange Commission
October 3, 2007

Total Compensation, page 24
SEC Comment
10.	You refer on page 19 to “other relevant companies” whose compensation is assessed during the company’s analysis of its compensation awarded. Although you identify a peer group of companies, you have omitted disclosure regarding the “other relevant” companies, why such companies were chosen for benchmarking (i.e. the characteristics that make comparison to such companies meaningful or informative) and which elements of compensation you benchmark against such “other” companies. Please disclose the referenced companies and how they factor into the compensation decision-making process. Please see item 402(b)(2)(xiv) of Regulation S-K.
Response
The Company notes that its use of the term “peer” in the 2006 Proxy Statement is likely somewhat narrower than the same term used by other companies. When it refers to “peer” companies, the Company means a relatively narrow list of companies that the Company considers participants in the same sector of the energy industry in which the Company operates. These “peer” companies are not the only companies against which the Company compares compensation data — that comparator group of companies is a wider group than the “peer” companies (but includes the peer companies). The other companies against which the Company compares compensation data were generally chosen because the Company competes with them for talent due to their similar size and their participation in the broader energy industry. In the 2006 Proxy Statement, references to compensation levels at “other” companies generally refer to the wider group of companies against which the Company compares compensation data, not just the narrower group of “peer” companies. All companies — peer and other - against which the Company compares compensation are specifically named in the 2006 Proxy Statement.
The Company recognizes that the disclosure in the 2006 Proxy Statement is not consistent in its explanation of the Company’s use of comparator company data, and the Company will clarify this discussion in future filings.
Outstanding Equity Awards at December 31, 2006, page 30
SEC Comment
11.	You disclose the vesting schedule for restricted stock awards. However, disclosure regarding what appears to be alternative and more favorable vesting schedules for restricted stock awards appears in footnotes 9-10 to this table. Please address in your disclosure the vesting schedule of restricted stock awards referenced in the footnotes and explain, if material to an understanding of future compensation arrangements, whether the compensation committee retains the discretion to alter the vesting schedules in a manner similar to the allowed for the aforementioned restricted stock awards.

U.S. Securities and Exchange Commission
October 3, 2007

Response
The Company advises the Staff that, under the terms of its equity incentive plan, restricted stock awards (“RSAs”) vest over a four-year period, unless the compensation committee imposes a less restrictive vesting schedule, as provided in the plan. Currently, it is the compensation committee’s policy that RSAs granted to executives should vest over a four-year period (in equal increments of 25% each). In prior years the compensation committee approved certain RSAs with three-year vesting schedules. In addition, grants of restricted stock units (“RSUs”) made under the Company’s equity incentive plan for Canadian employees included three-year vesting schedules, as required by such plan. These grants are identified in the footnotes to the Outstanding Equity Awards table. The Company has not adjusted vesting terms for any RSAs or RSUs after their grant date for any of the named executive officers. In future filings, the Company will revise its disclosure regarding the terms of RSAs and RSUs generally to reflect the possibility that alternative vesting schedules might be approved. Further, to the extent material, the Company will discuss in future filings the compensation committee’s discretion with respect to approval of different vesting schedules, as well as material differences in vesting schedules.
Pension Benefits for the year ended December 31, 2006, page 34
SEC Comment
12.	The discussion in this section is dense and difficult to follow. Please revise to present a concise, accurate and clear overview of the pension benefits receivable by the named executive officers.
Response
This section will be revised in future filings to improve its readability.
Contracts and Change-in-Control Arrangements, page 44
SEC Comment
13.	Please include a description of any material conditions or obligations applicable to the receipt of payments or benefits referenced in this section. See Item 402(j)(4) of Regulation S-K.
Response
Future filings will include a description of any material conditions or obligations applicable to the receipt of payments or benefits referenced in this section.
SEC Comment
14.	Please provide additional analysis of how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provisions of benefits under the employment and severance agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

U.S. Securities and Exchange Commission
October 3, 2007

Response
The Company will include the requested disclosure in future filings. By way of example only, such disclosure may include such factors as the need to provide more substantial compensation to executives in the event of unanticipated terminations of employment, comparable benefits provided at peer companies, retention considerations, internal pay equity considerations, and other relevant factors.
Devon acknowledges: (i) its responsibility for the adequacy and accuracy of the disclosure contained in its definitive proxy statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please direct any comments or questions you may have to the undersigned at 405-552-7844.
Sincerely,
/s/ Janice A. Dobbs
Janice A. Dobbs,
Corporate Secretary